lightspeed

TMX | TSX Trust

Appointment of Proxyholder

I/We, being holder(s) of Subordinate Voting Shares of Lightspeed Commerce Inc. (the "Company"), hereby appoint Dax Dasilva, or failing him, Jean Paul Chauvet, or

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Company to be held at 11:00 a.m. (Eastern Time) on August 4, 2022, in a virtual-only format via live webcast online at https://web.lumiagm.com/472732974 (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. If you appoint a proxyholder other than the two directors listed above, YOU MUST return your proxy by mail, fax or email and YOU OR YOUR PROXYHOLDER MUST ALSO either complete the electronic form available at https://www.tsxtrust.com/control-number-request or call TSX at 1-866-751-6315 (toll free in Canada and the United States) or 212-235-5754 (other countries) by 11:00 a.m. (Eastern Time) on August 2, 2022, so that TSX may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log in to and vote at the Meeting. Without a Control Number, your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

Please use a dark black pencil or pen.

1. Election of Directors

	FOR	WITHHOLD		FOR	WITHHOLD
1. Patrick Pichette	☐	☐	5. Merline Saintil	☐	☐
2. Dax Dasilva	☐	☐	6. Nathalie Gaveau	☐	☐
3. Dale Murray	☐	☐	7. Paul McFeeters	☐	☐
4. Jean Paul Chauvet	☐	☐	8. Rob Williams	☐	☐

2. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP ("PwC") as auditors of the Company	FOR ☐	WITHHOLD ☐
3. **Advisory Vote on Executive Compensation** Consider, and if deemed appropriate, approve an advisory, non-binding resolution on the Company's approach to executive compensation as disclosed in the Management Proxy Circular for the Meeting	FOR ☐	AGAINST ☐
4. **Approval of the Forum Selection By-Law** Consider, and if deemed appropriate, approve a resolution of the shareholders approving a forum selection by-law as disclosed in the Management Proxy Circular for the Meeting	FOR ☐	AGAINST ☐

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please mark the applicable boxes below. Please note if you do not mark the appropriate box, you will not receive any documents from the Company. You may also go to TSX website https://ca.astfinancial.com/financialstatements and input code 4339a.

☐ I would like to receive quarterly financial statements

☐ I would like to receive annual financial statements

I/We hereby authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting **instructions are indicated above, this proxy will be voted FOR a matter by the Company's appointees or, if you appoint another** proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize you to vote as you see fit.

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Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 11:00 a.m. (Eastern Time) on August 2, 2022.

Proxy Form – Annual and Special Meeting of Shareholders of Lightspeed Commerce Inc. to be held on August 4, 2022 (the “Meeting”) Notes to Proxy 1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed. 2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. 3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Management Proxy Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. 4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security. All holders should refer to the Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of the Company’s management. All proxies must be received by 11:00 a.m. (Eastern Time) on August 2, 2022. How to Vote INTERNET  Go to www.tsxtrust.com/vote-proxy  Cast your vote online  View Meeting documents TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions. To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this proxy. MAIL, FAX OR EMAIL  Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company (“TSX”) P.O. Box 721 Agincourt, Ontario M1S 0A1 You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com. An undated proxy is deemed to bear the date on which it is mailed by Management to you. If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enrol.